January 25, 2008

VIA EDGAR CORRESPONDENCE

Michael Moran
Robert Burnett
United States Securities and Exchange Commission
MAIL STOP 3561
Washington, D.C. 20549

Re:	SKRM Interactive, Inc.
Item 4.01 Form 8-K filed January 10, 2008
File No. 0-24370

Dear Messrs Moran and Burnett:

We are writing this letter in response to your letter of January 11, 2008, relating to our Current Report on Form 8-K identified above. This letter sets forth each of the staff's comments from your January 11, 2008 letter, followed in each case by our response with respect to that comment. We also inform you that, contemporaneous with our filing of this letter, we are filing via EDGAR an Amendment No. 1 on Form 8-K/A (“Amendment No. 1”), which also addresses the issues raised in the first three comments set forth in your letter.

1.
You have not provided all of the disclosures required by Item 304(a) of Regulation S-B. Please file an amendment to report any reportable events through November 19, 2007, and also to state whether or not there were any disagreements with the former accountants. The disclosure with respect to disagreements is required even if there were none. This disclosure should be provided for the two most recent fiscal years and the interim period through November 19, 2007.

RESPONSE:

Amendment No. 1 provides the disclosures required by Item 304(a) of Regulation S-B, and indicates that there were no disagreements with our former principal independent accountant.

2.
Please provide a copy of the revised disclosures to your former accountant and request them to provide a letter stating whether or not they agree with the disclosures. The letter should be filed as Exhibit 16 in an amended filing. Please see Item 304(a)(e) of Regulation S-B.

RESPONSE:

As requested, we have provided a copy of our revised disclosures to the former principal independent public accountant, and have requested them to provide a response letter. As of the date of this letter (and the filing of Amendment No. 1) we have not received the response letter. We intend to file the response letter, once received, as Exhibit 16.1 to an Amendment No. 2 on Form 8-K/A.

3.
The disclosure with respect to the new engagement should be revised to include any consultations through the date of engagement, not the quarterly period through September 30, 2007. Please revise as appropriate.

RESPONSE:

Amendment No. 1 provides additional disclosure confirming that we had no consultations with our new principal independent accountant through November 19, 2007, the date we engaged the new principal independent accountant.

4.
We note that your most recent Form 10-QSB was filed on November 20, 2007; however, you dismissed your former accountant on November 19, 2007. Please us who reviewed the financial statements included in the Form 10-QSB filed on November 20, 2007.

RESPONSE:

The financial statements included in our Form 10-QSB filed on November 20, 2007 (the “November Form 10-QSB”) were reviewed by the former accountant.

I appreciate your assistance in addressing the issues described in this letter and am available to discuss any issues presented by the comments and the responses contained in this letter or Amendment No. 1.

Very truly yours, Pericles DeAvila President SKRM Interactive, Inc.